Chicago New York Washington, DC London San Francisco Los Angeles Singapore
August 28, 2024	Dallas Miami vedderprice.com Deborah Bielicke Eades
VIA EDGAR	Shareholder +1 312 609 7661 deades@vedderprice.com

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Attn:	Ms. Eileen Smiley

Re:	Palmer Square Funds Trust Registration Statement on Form N-1A File Nos. 333-277718 and 811-23946

Dear Ms. Smiley:

On behalf of Palmer Square Funds Trust (the “Registrant”), we are responding to the staff’s comments provided telephonically on July 1, 2024, regarding the Registrant’s Pre-Effective Amendment 1 on Form N-1A filed on May 30, 2024 (the “Registration Statement”).

For convenience, each comment is restated below, with the response immediately following. To the extent responses herein reflect revised or additional disclosure, such disclosure is included in Pre-Effective Amendment No. 2 to the Registration Statement filed concurrently herewith. All capitalized terms not defined herein have the meaning assigned to them in the Registration Statement; any page references herein refer to the prospectus and Statement of Additional Information included in Pre-effective Amendment No. 1.

PROSPECTUS

Principal Investment Strategies – Palmer Square Credit Opportunities ETF (Page 1-2)

1.	Comment: Under Principal Investment Strategies, please confirm if investments in foreign issuers includes issuers in emerging markets, and if so, specify as such in the Prospectus.

Response: The Registrant confirms that the Fund does not invest in issuers in emerging markets as a principal investment strategy.

2.	Comment: The Prospectus states that investments in asset-backed securities may be comprised of loans or leases secured by motor vehicles or other equipment, consumer receivables from sources such as credit cards or student loans, or cash flows from operating assets such as royalties and leases. Provide more detailed disclosures regarding these types of asset-backed securities.

Response: Registrant has added additional disclosure describing asset-backed securities.

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August 28, 2024

3.	Comment: Please identify the types of investments that the Fund may utilize other than those required by the 80% policy and add applicable disclosures.

Response: For the information of the staff, additional investments may include derivatives, as described in the Principal Investment Strategies, and short sales, repurchase agreements and temporary defensive investments as described in Item 9 disclosures.

4.	Comment: In the third paragraph on page 2, the disclosure states that Palmer Square Capital Management LLC (the “Advisor”) uses a blend of top-down analysis which includes macro analysis, cross-asset relative value analysis, and sector monitoring, and bottom-up analysis. Disclose additional detail regarding the Fund’s definition of these terms “macro analysis”, “cross-asset relative value analysis” and “sector monitoring.”

Response: Registrant has added some clarifying disclosure in the Principal Investment Strategy section, but notes that these terms are described in detail in the Item 9 disclosures.

Principal Investment Risks - Palmer Square Credit Opportunities ETF (Pages 2-6)

5.	Comment: In the “Bank Loan Risk” factor, add disclosure that it may take longer than 7 days for transactions regarding leveraged loans to settle, which means that it could take a significant amount of time for the Fund to fully liquidate these loans. In addition, explain how the Fund’s short term liquidity needs are affected because of this lengthy settlement period.

Response: The Registrant has made the requested change.

6.	Comment: In the “Covenant-Lite” Loans Risk” factor, add disclosure that these loans may be riskier than other loans with more enhanced covenants.

Response: The Registrant has made the requested change.

7.	Comment: In the “Collateralized Loan Obligations Risk” factor, add disclosure regarding lower rated tranches as is included in SAI disclosures.

Response: The Registrant has made the requested change.

8.	Comment: In the “Non-US Issuer Risk” factor, disclose that a portion of the ETF’s underlying securities trade in a market that is closed while the market the ETF trades in is open and that there can be changes between the close of the foreign market and the ETF domestic market trading day.

Response: The Registrant has made the requested change.

9.	Comment: Consider grouping ETF specific risks together under one heading, for example, “Cash Transaction Risk”, “Fluctuation of NAV”, etc.

Response: The Registrant has made the requested change.

August 28, 2024

10.	Comment: In the “Fluctuation of NAV and Market Price Risk” factor, disclose the ultimate effect of these factors is that shareholders could receive substantially less than NAV or pay significantly more than NAV.

Response: The Registrant has made the requested change.

Principal Investment Strategies – Palmer Square CLO Senior Debt ETF (Pages 8-9)

11.	Comment: If the constituents of the Index are publicly available, disclose where investors can find the publicly available information.

Response: For the information of the staff, the Index constituents are only available behind a paywall to persons who enter in a License Agreement and are not publicly available. Registrant has added disclosure in the statutory prospectus under the section captioned “Principal Investment Strategies” to this effect.

12.	Comment: Please clarify whether the Fund is actively or passively managed including addressing (i) the sampling methodology used to replicate Index performance; and (ii) the Fund’s ability to invest up to 10% of assets in securities that are not Index constituents.

Response: The Registrant is passively managed and has clarified the disclosure with respect to the sampling methodology. Registrant notes that the sampling methodology is a rules-based methodology designed to replicate the performance characteristics of the Index and does not provide the manager with broad discretionary authority to select any securities in the Index. Registrant confirms that investments in non-Index constituents are limited in scope and are used for the purpose of replicating Index performance. The 10% policy has been removed.

13.	Comment: Disclose the range of index components after the disclosure that notes “There is no limit to the number of components in the Index and individual weightings are based on market value.”

Response: The Registrant has made the requested change.

14.	Comment: The Fund reserves the right to concentrate to the extent the index is concentrated, Disclose the ability of the Fund to concentrate in the Principal Investment Strategies section, disclose any industries the Index is currently concentrated in and add any applicable risk disclosure.

Response: The Registrant has added disclosure regarding its ability to concentrate in the Principal Investment Strategy section, as well as disclosure noting that the Index is highly diversified as to issuers and industries.

15.	Comment: The Fund discloses a clear 80% policy. Please identify the types of investments that may comprise the remaining 20% of assets and add applicable disclosures.

Response: The Fund’s formal names rule policy must also be read in the context of the Fund’s investment objective and other principal strategies. Registrant has revised its investment objective to clearly state an objective or replicating the Index. The Fund has clarified its disclosure regarding other investments that may be included in the portfolio.

August 28, 2024

16.	Comment: The Index is rebalanced on a quarterly basis, disclose if the Fund will be rebalanced on a quarterly basis as well.

Response: The Registrant has updated the disclosure to note that the Fund’s portfolio will be rebalanced quarterly.

17.	Comment: Conform the Principal Investment Risks section with all relevant risk disclosure comments from the Palmer Square Credit Opportunities ETF.

Response: The Registrant has made the requested change.

Palmer Square CLO Debt ETF (Page 14-19)

18.	Comment: Address the Index comments and passive versus active management comments from the Palmer Square CLO Senior Debt ETF as they relate to Palmer Square CLO Debt ETF as well.

Response: The Registrant has made the requested change.

19.	Comment: Specify in the principal investment strategy that the fund is permitted to invest in high yield junk bonds.

Response: The Registrant has made the requested change.

20.	Comment: In the “Collateralized Loan Obligations Risk” factor, add disclosure regarding lower rated tranches as is included in SAI disclosures.

Response: The Registrant has made the requested change.

21.	Comment: Confirm that “Government-Sponsored Entities Risk,” was intentionally not included as a risk for this fund. If it is in fact a risk for this Fund, include the applicable disclosure.

Response: The Registrant confirms that Government-Sponsored Entities Risk is not a principal risk factor for this Fund.

More About the Fund’s Investment Objectives, Principal Investment Strategies and Risks (Pages 20-39)

22.	Comment: Conform changes regarding passive versus active management and all changes in Item four disclosures to Item nine disclosures as well.

Response: Registrant confirms that comments to the summary section of the prospectus will be carried through to other parts of prospectus where such disclosure appears.

23.	Comment: Confirm that any short sale expenses incurred by the Palmer Square Credit Opportunities Fund will be reflected as a sub-component of “other expenses” in the fee table.

Response: The Registrant confirms that any short sale expenses will be reflected as a sub-component of “other expenses” in the fee table to the extent such expenses equal or exceed .01%.

August 28, 2024

24.	Comment: Please ensure that the “Principal Risk Considerations” section clearly indicates whether each risk applies to all funds or only a particular fund (see, e.g., Fixed Income Securities Risk and Subordinated Securities Risk).

Response: The Registrant has reviewed all Principal Risk Considerations and appropriately indicated which risks apply to which Funds.

Statement of Additional Information

General Information About the Trust (Page 1)

25.	Comment: In the third paragraph, add sentence noting that the Investor should consult the prospectus to identify whether a Fund will primarily use cash or in-kind creation and redemption.

Response: The Registrant has made the requested change.

Description of Permitted Investments (Page 20)

26.	Comment: Regarding Short Sales on pg. 20, if this risk only applies to one Fund, indicate as such.

Response: The Registrant has made the requested change.

Investment Restrictions (Page 27-28)

27.	Comment: In the first paragraph after the six numbered investment restrictions, please disclose whether the Fund will consider the investments of the Fund’s underlying investment companies to determine compliance with its concentration policy and further clarify how concentration will be evaluated.

Response: The Registrant has made the requested change.

28.	Comment: The last sentence of the first paragraph on pg. 28 references collateral arrangements. Please update this disclosure in light of the 18f-4 adopting release.

Response: The Registrant has made the requested change.

Purchase and Redemption of Shares in Creation Units (Page 41-48)

29.	Comment: Delete the phrase “without limitation” on pg. 44 in the first paragraph of the section entitle “Acceptance of Orders of Creation Units”.

Response: The Registrant has made the requested change.

30.	Comment: Supplementally explain if the Funds will engage in investment activities in securities or other assets of entities otherwise controlled by the Fund.

Response: Registrant confirms that the Funds do not intend to engage in such activities.

August 28, 2024

Organizational Documents

Declaration of Trust

31.	Comment: With respect to Article IV, Section 3(a) notes that the Trustees shall be subject to the same fiduciary duties to which the directors of a Delaware corporation would be subject if the Trust were a Delaware corporation, the Shareholders were shareholders of such Delaware corporation and the Trustees were directors of such Delaware corporation, and such modified duties shall replace any fiduciary duties to which the Trustees would otherwise be subject. Please add language clarifying that nothing in the Declaration of Trust modifying, restricting or eliminating duties of Trustees shall apply in any way to duties or liability of such persons with respect to matters arising under the federal securities laws.

Response: The Registrant has made the requested change.

32.	Comment: Article V Section 3(c) notes that abstentions and broker non-votes will be treated as votes present at a Shareholders’ meeting. We note that Rule 452 will not allow this in contested matters and suggest revising.

Response: The Registrant has revised the provision to add “unless otherwise provided by applicable law or regulation.”

33.	Comment: With respect to Article VII Section 3, please clarify the phrase “permitted by applicable law” and whether the insurance policy carves out disqualifying conduct and confirm that the Fund’s insurance policy would not cover disqualifying conduct.

Response: Registrant has clarified that “applicable law” means the federal securities laws. Registrant takes the staff comment regarding the insurance policy under advisement.

34.	Comment: Please add disclosure in appropriate places in either the Prospectus or SAI which explains the derivative action requirements under Article VII, Section 4 of the Declaration of Trust and specify that such requirements may be subject to uncertainty under the federal securities laws.

Response: The Registrant has added the requested disclosure to the SAI.

35.	Comment: Please disclose in the Prospectus or SAI the exclusive forum provisions of Article VII, Section of the Declaration of Trust including that such provisions may result in an inconvenient forum for shareholders.

Response: The Registrant has added the requested disclosure to the SAI.

36.	Comment: Article VII Section 5, disclose in the Prospectus or SAI that the Declaration of Trust includes provisions requiring the waiver of a jury trial for Shareholders.

Response: The Registrant confirms this disclosure is included in the SAI.

GENERAL COMMENTS

37.	Comment: Confirm there will be no subadvisors.

Response: The Registrant confirms there is no present intent to engage subadvisors.

August 28, 2024

If you have any questions regarding these responses, please contact the undersigned at (312) 609-7661 or Joseph Mannon at 312-609-7883.

Very truly yours,

/s/ Deborah Bielicke Eades
Deborah Bielicke Eades
Shareholder